SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 06/07 - 07/04/2007

IASC - THE CUSTOMER SATISFACTION INDEX OF ANEEL - POINTS OUT COPEL AS THE BEST DISTRIBUTION COMPANY IN THE SOUTH REGION OF BRAZIL

      Brazilian Electricity Regulatory Agency - ANEEL annouces the ANEEL Customer Satisfaction Index (IASC) survey results for 2006.

      Copel was once again recognized as the best distributor in southern Brazil with more than 400,000 customers.

     The annual survey, conducted by ANEEL since 2000, evaluates customers’ perception of the performance of the 64 energy distributors in their respective concession areas and thus encourages an improvement in the quality of the services provided.

     For the 2006 edition, carried out between January 29 and March 19, 2007, 19,220 residential customers in 473 municipalities were interviewed about the standard of services provided by the concessionaires.

Curitiba, July 04, 2007

Sincerely,
Paulo Roberto Trompczynski
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 01, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.